Exhibit 21

Chesapeake Utilities Corporation
Subsidiaries of the Registrant

Subsidiaries	State Incorporated

Eastern Shore Natural Gas Company	Delaware
Sharp Energy, Inc.	Delaware
Chesapeake Service Company	Delaware
Xeron, Inc.	Mississippi
Sam Shannahan Well Company, Inc.	Maryland
Sharp Water, Inc.	Delaware
Chesapeake OnSight Services LLC	Delaware
Peninsula Energy Services Company, Inc.	Delaware
Peninsula Pipeline Company, Inc.	Delaware

Subsidiaries of Sharp Energy, Inc.	State Incorporated
Sharpgas, Inc.	Delaware
Tri-County Gas Co., Incorporated	Maryland

Subsidiaries of Chesapeake Service Company	State Incorporated
Skipjack, Inc.	Delaware
BravePoint, Inc.	Georgia
Chesapeake Investment Company	Delaware
Eastern Shore Real Estate, Inc.	Delaware

Subsidiaries of Sharp Water, Inc.	State Incorporated
Sharp Water of Idaho, Inc.	Delaware
Sharp Water of Minnesota, Inc.	Delaware